Exhibit 99.3

 RPA (USA) Ltd.
Suite 505, 143 Union Boulevard, Lakewood, Co, USA  80228
T (303) 330-0950 F (303) 330-0949
www.rpacan.com

March 26, 2012

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Securities Registry Northwest Territories
Department of Community Services – Government of Yukon
Department of Justice – Government Nunavut
New Gold Inc.

Dear Sirs/Mesdames:

Re:           Consent of Qualified Person to Public Filing
of Technical Report on the El Morro Project, Region III, Chile
dated March 23, 2012 (“Report”)

In accordance with Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Richard J. Lambert, P.E., as a qualified person responsible for preparing portions of the Report:

•	consent to the public filing of the Report;
•	confirm that the Report supports New Gold Inc.’s Annual Information Form for the financial year ended December 31, 2011 (“AIF”);
•	consent to the use of extracts from, or a summary of the Report in the AIF; and
•	confirm that I have read the AIF and that it fairly and accurately represents the information in the Report that I am responsible for.

Sincerely,
Roscoe Postle Associates Inc.

(Signed) “Richard J. Lambert”

Richard J. Lambert, P.E.

Roscoe Postle Associates Inc.
Suite 501, 55 University Avenue, Toronto, ON  M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.rpacan.com

March 26, 2012

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Securities Registry Northwest Territories
Department of Community Services – Government of Yukon
Department of Justice – Government Nunavut
New Gold Inc.

Dear Sirs/Mesdames:

Re:           Consent of Qualified Person to Public Filing of
Technical Report on the El Morro Project, Region III, Chile
dated March 23, 2012 (“Report”)

In accordance with Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Richard J. Lambert, P.E., as a qualified person responsible for preparing portions of the Report:

•	consent to the public filing of the Report;
•	confirm that the Report supports New Gold Inc.’s Annual Information Form for the financial year ended December 31, 2011 (“AIF”);
•	consent to the use of extracts from, or a summary of the Report in the AIF; and
•	confirm that I have read the AIF and that it fairly and accurately represents the information in the Report that I am responsible for.

Sincerely,
Roscoe Postle Associates Inc.

(Signed) “A. Paul Hampton”

A. Paul Hampton, P.Eng.

Roscoe Postle Associates Inc.
Suite 501, 55 University Avenue, Toronto, ON  M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.rpacan.com

March 26, 2012

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Securities Registry Northwest Territories
Department of Community Services – Government of Yukon
Department of Justice – Government Nunavut
New Gold Inc.

Dear Sirs/Mesdames:

Re:           Consent of Qualified Person to Public Filing of
Technical Report on the El Morro Project, Region III, Chile
dated March 23, 2012 (“Report”)

In accordance with Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Neil N. Gow, P. Geo, as a qualified person responsible for preparing portions of the Report:

•	consent to the public filing of the Report;
•	confirm that the Report supports New Gold Inc.’s Annual Information Form for the financial year ended December 31, 2011 (“AIF”);
•	consent to the use of extracts from, or a summary of the Report in the AIF; and
•	confirm that I have read the AIF and that it fairly and accurately represents the information in the Report that I am responsible for.

Sincerely,
Roscoe Postle Associates Inc.

(Signed) “Neil N. Gow”

Neil N. Gow, P. Geo.

Roscoe Postle Associates Inc.
Suite 501, 55 University Avenue, Toronto, ON  M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.rpacan.com

March 26, 2012

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Securities Registry Northwest Territories
Department of Community Services – Government of Yukon
Department of Justice – Government Nunavut
New Gold Inc.

Dear Sirs/Mesdames:

Re:           Consent of Qualified Person to Public Filing of
Technical Report on the El Morro Project, Region III, Chile
dated March 23, 2012 (“Report”)

In accordance with Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Lee P. Gochnour, MMSA, as a qualified person responsible for preparing portions of the Report:

•	consent to the public filing of the Report;
•	confirm that the Report supports New Gold Inc.’s Annual Information Form for the financial year ended December 31, 2011 (“AIF”);
•	consent to the use of extracts from, or a summary of the Report in the AIF; and
•	confirm that I have read the AIF and that it fairly and accurately represents the information in the Report that I am responsible for.

Sincerely,
Roscoe Postle Associates Inc.

(Signed) “Lee P. Gochnour”

Lee P. Gochnour, MMSA